[	NEWS RELEASE
Kelso Technologies Inc.
(The “Company” or “Kelso”)	December 2, 2014

Canada:TSX: KLS
United States:NYSE MKT: KIQ

FIRST UNIT TRAIN ORDER FOR BOTH PRV AND MANWAY TECHNOLOGIES

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that it received its first commercial 100 tank car unit train order featuring both our pressure relief valve (PRV) and one-bolt manway (Kelso Klincher®) from National Steel Car in Hamilton, Ontario, Canada.  Shipments will start in December 2014.

National Steel Car has over 100 years of excellence in engineering, manufacturing and a commitment to quality earning them a reputation as a leading North American railroad freight car manufacturer and the only rail car manufacturer certified ISO-9001:2008.  They are a dynamic, innovative and values-driven organization.  Their 286,000 lb. gross rail load tank cars range in volume from 25,500 gallons up to 31,800 gallons and can accommodate a wide range of commodities such as ethanol and crude oil.   Kelso’s PRV and Klincher® are recognized by National Steel Car to be well suited to their tank car applications.

Neil Gambow, Chief Operating Officer of the Company states, “National Steel Car has been very supportive of the industrial development of Kelso’s PRV and Klincher® technologies.  They are the first OEM to adopt and promote the use of the Klincher® in combination with our PRV to commercial customers proving their leadership and commitment to innovation.  We look forward to working with National Steel Car on their continued adoption of Kelso’s products in the years to come.”

About Kelso Technologies

Kelso is a railroad equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport.  Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.  The Company is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue and increased concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; and orders made for our products can be cancelled or changed. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 – 118A Street North Delta, BC, V4C 6V1 www.kelsotech.com